February 10, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Ms. April Sifford, Branch Chief

Re:	XTO Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 7, 2005 Response Letter Dated January 5, 2006 File No. 001-10662

Dear Ms. Sifford:

           The following are our responses to your above-referenced comment letter, dated January 25, 2006.  Your comments and our responses thereto are set forth below, numbered as such comments were numbered in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 15. Supplementary Financial Information for Oil and Gas Producing Activities, page 76

1.
We note your response to comment three from our letter dated December 20, 2005. Paragraphs 18 to 20 of SFAS 69 requires presentation of capitalized costs using the asset categories set forth in paragraph 11 of SFAS 19, (e.g., proved and unproved). SFAS 19 does not contemplate asset categories of producing and undeveloped.

Additionally, SFAS 69 requires the presentation of results of operations for oil and gas producing activities excluding corporate overhead and interest costs. We note that your consolidated income statements include corporate overhead and interest costs.

Therefore, we reissue our prior comment three from our letter dated December 20, 2005.

United States Securities and Exchange Commission

February 10, 2006

Response:

Disclosure of Capitalized Costs

As allowed under SFAS 69, we have combined the asset categories as follows in our consolidated balance sheet:

-
Producing properties include mineral interests in proved properties, lease and well equipment and wells in process of drilling. In Note 1 to our consolidated financial statements, we separately disclose the year-end costs of wells in process of drilling.

-	Undeveloped properties include our mineral interests in unproved properties.

Support equipment and facilities are less than 1% of our total property costs and are included in other property and equipment.

To make our balance sheet classifications consistent with property terms specified by SFAS 19, we propose to utilize the property headings of proved properties and unproved properties in future filings as applicable.

Disclosure of Results of Operations

Footnote 7 to SFAS 69 states “If oil and gas producing activities represent substantially all of the business activities of the reporting enterprise and those oil and gas activities are located substantially in a single geographic area, the information required by paragraphs 24-29 of this Statement need not be disclosed if that information is provided elsewhere in the financial statements.”

We respectfully contend that all of the information specified by paragraphs 24-29 of SFAS 69 is clearly presented in our consolidated income statement. To the extent that corporate overhead is related to our operations, we have allocated that amount to production expense. Therefore, reported general and administrative expense in our consolidated income statement is the corporate overhead amount that would be excluded, in accordance with paragraph 24f of SFAS 69. Likewise, interest expense is shown separately in our consolidated income statement. Income tax allocable to these excluded items and/or to the remaining items in our results of operations is a straightforward calculation using the effective tax rate as shown in the consolidated income statement.

However, more important, we believe that the specified exclusions of corporate overhead and interest expense are inapplicable to enterprises that only have one reporting segment in a single geographic area. I.e., if an enterprise only has one reporting segment in a single geographic area, these excluded costs can only be allocable to that one segment and one area. We believe these exclusions were specified in order to parallel the treatment of these expenses under SFAS 14, the

United States Securities and Exchange Commission

February 10, 2006

segment reporting pronouncement in effect when SFAS 69 was issued. It should be noted that SFAS 131, the segment reporting pronouncement that replaced SFAS 14, does not exclude or prohibit allocation of interest expense and corporate overhead to segments, instead specifying in paragraph 29 of that pronouncement that “the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.”

Since our Chairman and Chief Executive Officer uses the consolidated financial statements to assess performance of our oil and gas producing activities and make decisions, we respectfully believe that recasting our results of operations to exclude certain items is inappropriate and also potentially misleading. We also believe that our method of compliance with SFAS 69 is consistent with reporting by other single segment/geographic area enterprises in our industry.

Please let me know if you need any further information.

                                                                        Very truly yours,

                                     /s/ LOUIS G. BALDWIN

                                                                        Louis G. Baldwin

                                                                        Executive Vice President

                                                                           and Chief Financial Officer